Filed by Journal Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: Journal Communications, Inc.

Commission File No.:  001-31805

DATE: JANUARY 12, 2014

STEVEN J. SMITH

Chairman of the Board and Chief Executive Officer

January 10, 2014

Dear Journal Communications Shareholder,

As you know, our shareholders face an important decision regarding the future of our company, and it is essential that we vote on the proposed transaction between Journal Communications and The E.W. Scripps Company.

To move forward with the transaction, we must secure the approval of at least two-thirds of the voting power of all outstanding shares of our class A and class B common stock, voting together as a single class.  As Class B shareholders, we have 10 votes for every share we own.  B shareholders who do not vote will have the same effect as “no” votes.  When you receive your copy of the Form S-4 and proxy statement and card in the mail, we ask you to please vote promptly.

The proposed transaction offers exciting opportunities for both Scripps and the new Journal Media Group.  Journal Communications’ TV and radio stations will strengthen the expanded Scripps, creating a large broadcast company with excellent prospects for the future. Scripps’ increased scale will allow the company to continue to innovate and invest in digital offerings and original programming while delivering a return to shareholders.

The combination of the Scripps newspapers and the Milwaukee Journal Sentinel to form the new Journal Media Group will create a new public company — headquartered in Milwaukee — that will boast local newspapers and digital products in 14 U.S. markets. The new Journal Media Group will have increased scale and financial flexibility — giving the company a real opportunity to navigate the ongoing transformation of the newspaper publishing industry and help shape the way newspapers evolve in the digital age.

The enduring principles of our founders and historic leaders are important to all of us, and as such, I wanted to share with you the enclosed letter from David Meissner, a former Journal employee, director and member of the Harry Grant Family, which is a significant part of our Journal legacy. Dave’s letter is particularly meaningful because it is written from the perspective of someone who believes deeply in the importance of local journalism and the Milwaukee Journal Sentinel. Dave’s insightful look at our place in the current media landscape informs his conclusions about the wisdom of the transaction and the benefits it offers to our business, our people and our community.

As we approach the shareholder vote, I am very happy to discuss any questions you may have.  If you would like to set up some time to talk, please email me directly at ssmith@jrn.com, or contact Sue Nelson at snelson@jrn.com or 414-224-2619.

Thank you very much for being a Journal shareholder and for your confidence and support of our company. We look forward to turning out a strong vote among employees, former employees and retirees.

Sincerely,

Steven J. Smith

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, on November 20, 2014, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that included a preliminary joint proxy statement of Journal and Scripps and that also constitutes a preliminary prospectus of Scripps.  This registration statement has not yet been declared effective.  Journal urges investors and shareholders to read the registration statement and preliminary joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information.  Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended

December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

From the desk of David G. Meissner

December 13, 2014

Steven J. Smith, Chairman, CEO

Journal Communications, Inc.

333 W. State St.

Milwaukee, WI 53203

Dear Steve:

The purpose of this letter is to express my personal endorsement of the proposed merger of Journal Communications with E.W. Scripps of Cincinnati, one of the major public communications companies in the country.  I want to stress these are my opinions and feelings but I believe in large part that they represent the general feelings of the Grant/Abert family whose lives have been intertwined with the Journal for close to a century.  For me, the company has been near the center of my adult life, both as a working journalist for The Milwaukee Journal and as a director of Journal Communications — a time span close to 40 years.

I believe the company was one of the exceptions in the American journalistic world. It was not a chain paper taking orders from a distant corporate center. It was an independent voice, locally owned and ultimately employee owned.  It was an integral part of our community dedicated to reporting what was happening in our city and state and suggesting ways to make it better.  Those standards were at the heart of founder Lucius Nieman’s and Harry Grant’s leadership. And those standards were carried forward by the leadership that followed them. It made Journal Communications one of the great journalistic institutions in the country and a highly successful company that expanded into radio, television and other forms of communication.  In many ways it is still that kind of company today.

However, the last two decades have also brought waves of change in our industry — widespread consolidation, economic recession and the digital age. While the company and the newspaper remain successful they are a small boat in a large and very stormy sea. My greatest hope is to see the newspaper remain true to the principles laid down by Nieman and Grant — an independent, community centered voice — or as close to those principles as possible.

We still have the foundation for that. As retiring editor Marty Kaiser recently told his staff:  “…what makes our journalism exceptional is the connection of the Journal Sentinel to Milwaukee and Wisconsin.

“I don’t believe there is another place in this country where readers are more invested in a local news organization. They care deeply about what you do…

“We have a profound responsibility to our community and…we have an obligation to protect, nurture and continue to build trusted news coverage.”

Given the ballooning economic risks that appear on the horizon, I believe that the proposed merger provides the greatest hope that the principles that made the newspaper great in the past can be continued.

The paper will become the leading part of Journal Media Group, a public company.  Yes, the initial majority stock ownership will be held by E.W. Scripps shareholders and Journal shareholders will receive Media shares amounting to a minority. But the headquarters will be in Milwaukee. The officers and staff will be in the city. Major players will be Journal executives.  The Journal Sentinel will be the flagship newspaper in a 14-paper chain. The company will own its real estate.  It will start with no debt and $10 million in cash above and beyond its operating revenue.  Journal Media Group will be an independent company that can carry on the strong traditions of both Journal Communications and Scripps.

I strongly believe that to turn away from this opportunity would be a mistake.

Sincerely,

David G. Meissner

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, on November 20, 2014, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that included a preliminary joint proxy statement of Journal and Scripps and that also constitutes a preliminary prospectus of Scripps.  This registration statement has not yet been declared effective.  Journal urges investors and shareholders to read the registration statement and preliminary joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information.  Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.